15048128

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden	
hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 42116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mariner Group Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 Mamaroneck Ave.
(No. and Street)

Harrison (City) New York (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald J. Rubin 914-798-4218
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:
- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 3/9/15

TJ 3/10/15

OATH OR AFFIRMATION

I, Donald J. Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Group Capital Markets, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

JOHN C. KELTY NOTARY PUBLIC STATE OF NEW YORK NO. 02KE6140764 QUALIFIED IN WESTCHESTER COUNTY COMM. EXP. 07/17/2017

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Group Capital Markets, Inc.

Index

Report of Independent Registered Public Accounting Firm

To the Stockholder
Mariner Group Capital Markets, Inc.

We have audited the accompanying financial statements of Mariner Group Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mariner Group Capital Markets, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mariner Group Capital Markets, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Mariner Group Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Mariner Group Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
February 26, 2015

Mariner Group Capital Markets, Inc.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 383,342
Other assets	1,850
Total	$ 385,192

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 7,946
Due to affiliate	324,372
Total liabilities	332,318
Stockholder's equity:	
Common stock, no par value; 2,500 shares authorized, 1,000 shares issued and outstanding	237,778
Additional paid-in capital	542,000
Accumulated deficit	(726,904)
Total stockholder's equity	52,874
Total	$ 385,192

See Notes to Financial Statements.

Mariner Group Capital Markets, Inc.

Statement of Operations
Year Ended December 31, 2014

Revenues:	
Concessions and private placement fees	$ 2,652,825
Interest income	380
Total	2,653,205
Expenses:	
Concessions	2,557,776
General and administrative	99,791
Total	2,657,567
Net loss	$ (4,362)

See Notes to Financial Statements.

Mariner Group Capital Markets, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2014	1,000	$ 237,778	$ 542,000	$ (722,542)	$ 57,236
Net loss				(4,362)	(4,362)
Balance, December 31, 2014	1,000	$ 237,778	$ 542,000	$ (726,904)	$ 52,874

See Notes to Financial Statements.

Mariner Group Capital Markets, Inc.

Statement of Cash Flows
Year Ended December 31, 2014

Operating activities:	
Net loss	$ (4,362)
Adjustments to reconcile net loss to net cash provided by operating activities - changes in operating assets and liabilities:	
Other assets	60
Accrued expenses	5,290
Due to affiliate	323,736
Net cash provided by operating activities and net increase in cash	324,724
Cash, beginning of year	58,618
Cash, end of year	$ 383,342
Supplemental disclosure of cash flow data:	
Taxes paid	$ 1,486

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

Mariner Group Capital Markets, Inc. (the "Company"), a New Jersey corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2014 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Concessions:

Concessions and related clearing expenses are recorded on the accrual basis of accounting based on the trade-date. For the period ended, December 31, 2014 concession revenue was earned from two advisors the Company had agreements with.

During 2014, the Company did not enter into any introducing broker agreements.

Income taxes:

The Company has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code. Under these sections, corporate income, in general, is taxable to the stockholders based on the stockholder's proportionate interest in the corporation. The Company has also elected to be treated as an "S" Corporation for New Jersey and New York State income tax purposes.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2011 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial position. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2014.

Subsequent events:

The Company has evaluated subsequent events through February 26, 2015, which is the date the financial statements were available to be issued.

Note 2 - Cash:

The Company maintains cash deposits with a major financial institution. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings.

Note 3 - Related party transactions:

The Company paid concessions of $2,557,776 to the affiliate during the year ended December 31, 2014.

Due to affiliate represents amounts paid on behalf of the Company regarding investment regulatory advice and rent related to office space.

The Company has entered into an expense sharing agreement (the "Agreement") with its affiliate wherein the affiliate and the Company will provide each other with a variety of services related to the Company's business and have agreed to compensate the other for such services rendered in accordance with the terms of the Agreement.

Note 4 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $51,024, which was $28,869 in excess of its required net capital of $22,155. The Company's net capital ratio was 6.51 to 1.

Mariner Group Capital Markets, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2014

Net capital:	
Stockholder's equity	$ 52,874
Deduct nonallowable assets - other assets	1,850
Net capital	$ 51,024
Aggregate indebtedness - total liabilities	$ 332,318
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 22,155
Excess net capital over minimum net capital	$ 28,869
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required.	$ 17,792
Ratio of aggregate indebtedness to net capital	6.51

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.

Mariner Group Capital Markets, Inc.

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2014

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

See Report of Independent Registered Public Accounting Firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Mariner Group Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mariner Group Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mariner Group Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mariner Group Capital Markets, Inc. stated that Mariner Group Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mariner Group Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Group Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 26, 2015

Mariner Group Capital Markets, Inc.
Exemption Report

Mariner Group Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k*) (2) (i).*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Mariner Group Capital Markets, Inc.

I, Donald J. Rubin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Financial and Operations Principal
February 26, 2015

CohnReznick

Accounting • Tax • Advisory

CohnReznick LLP
cohnreznick.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Mariner Group Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mariner Group Capital Markets, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mariner Group Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mariner Group Capital Markets, Inc.'s management is responsible for Mariner Group Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the detailed general ledger provided by the Company, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7 and observed there were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no adjustments; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 with the prior year Form SIPC-7 and observed there were no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1690*********************MIXED AADC 220
042116 FINRA DEC
MARINER GROUP CAPITAL MARKETS INC
500 MAMARONECK AVE 1ST FL
HARRISON NY 10528-1633

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 6,633

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,687)

7/23/14
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 1,946

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,946

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,946

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARINER GROUP CAPITAL MARKETS, INC.
DONALD J. RUBIN, CPA
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of ____________, 20____.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,653,205
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,653,205
2e. General Assessment @ .0025	$ 6,633
	(to page 1, line 2.A.)